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                             May 19, 2021

       Stephen C. Farrell
       Chief Executive Officer and Director
       Convey Holding Parent, Inc.
       100 SE 3rd Avenue, 26th Floor
       Fort Lauderdale, FL 33394

                                                        Re: Convey Holding
Parent, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 5,
2021
                                                            CIK No. 0001787640

       Dear Mr. Farrell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our History and Principal Stockholder, page 13

   1. We note your response to prior comment 7 and reissue in part. Please revise to state the consideration paid for
acquiring Convey Health Solutions, Inc.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 78

   2. We reference your response to prior comment 12 related to the Non-GAAP Cost of
                                                        COVID-19 adjustment.
Please revise your disclosure to provide a more detailed
                                                        discussion of each
adjustment, including how the amount was calculated, similar to the response. In addition,
tell us if you identified and/or considered any impacts of COVID-
 Stephen C. Farrell
Convey Holding Parent, Inc.
May 19, 2021
Page 2
         19 that may have reduced your costs and positively contributed to EBITDA during the year ended December 31, 2020.
Results of Operations
Three Months Ended March 31, 2021 Compared with the Three Months Ended March 31, 2020
Selling, General and Administrative, page 85

3. Reference the disclosure that the decrease in selling, general and administrative expenses was offset by higher incremental debt financing cost associated with the incremental term loan that went into effect in February 2021. Please explain why debt financing costs were classified within selling, general and administrative expenses rather than interest expense, as disclosed on page F-36 and F-68 of the financial statements. Segment Information, Segment Revenues, page 86

4. We see that you attribute the increase in Technology Enabled Solutions revenue for the three months ended March 31, 2021 compared to 2020, respectively to increased sales of technology solutions to existing clients, shipments of formulary catalogs to members and increased membership. Please revise to explain the underlying reasons, such as changes in trends, for the increased sales, shipments and memberships. In addition, revise to quantify the impact of each item discussed.
Our Clients , page 117

5. We note your response to prior comment 20 and reissue in part. Please revise to identify the clients which comprised approximately 46% of your total revenue. In this regard, we note the identities of these key clients appear to be material to an understanding of the business taken as a whole.
Audited Consolidated Financial Statements of Cannes Holding Parent, Inc.
Note 18. Segment Information, page F-48

6. Please address the following regarding your response to prior comment 13, as previously requested:
           Please revise to more clearly disclose the nature of the reconciling line item titled
           "Consultant lower utilization due to COVID-19, including the description of the calculation provided in your response to comment 13.
           To the extent such amounts represent the hypothetical, estimated incremental cost allocated to or assumed to be related to revenue volume that was lost during the
           COVID pandemic, more clearly disclose that.
           Revise to more clearly disclose the basis for and purpose of this adjustment,
FirstName LastNameStephen      C. Farrell
           including the reasons the Company believes it is meaningful as a segment profit
Comapany measure
           NameConvey     Holding
                    to adjust       Parent,
                              out costs thatInc.
                                             were actually incurred as
allocated to foregone
           revenues.
May 19, 2021   Page 2
FirstName LastName
 Stephen C. Farrell
FirstName  LastNameStephen
Convey Holding   Parent, Inc. C. Farrell
Comapany
May        NameConvey Holding Parent, Inc.
     19, 2021
May 19,
Page 3 2021 Page 3
FirstName LastName
Exhibits

7. We note your response to prior comment 24. Please provide us supplementally with a copy of the Merger Agreement.
8. We note your revised disclosure on page 139 that Carl Whitmer is a party to the
         Management Services Agreement. Please file this agreement as an exhibit. See Item
         601(b)(10) of Regulation S-K.
       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tom Kluck at 202-551-3233 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Michael E. Mariani, Esq.